WHITE & CASE

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06012891

April 25, 2006

SUPPL

SEC MAIL PROCESSING RECEIVED APR 25 2006 WASH, D.C. 192 SECTION

BY HAND

The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re: Lenovo Group Limited (Formerly known as Legend Group Limited); Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Lenovo Group Limited (the "**Company**"), File No. 82-3950, the enclosed document is submitted to you in order to maintain the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") pursuant to Rule 12g3-2(b) under the Exchange Act:

1. The Company's announcement, dated April 21, 2006, regarding certain continuing connected transactions, and submitted to The Hong Kong Stock Exchange Limited on April 24, 2006.

Kindly acknowledge receipt of this letter and the submission of the document delivered herewith by stamping the duplicate copy of this letter and returning it to our messenger.

Thank you for your attention to this matter.

Very truly yours,

Logan Helen Hennessey

Enclosures

cc: Lenovo Group Limited

PROCESSED
MAY 02 2006
THOMSON
FINANCIAL

lenovo 联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0992)

CONTINUING CONNECTED TRANSACTION

Reference is made to the Transition Services Agreement (as defined in the circular issued by the Company on December 31, 2004 in relation to the very substantial acquisition by the Company of the global desktop computer and notebook computer business of IBM and certain continuing connected transactions mentioned therein (the "**Circular**")) in which IBM and its affiliates agreed to provide the Group the Transition Services (as defined in the Circular) including, amongst others, real estate facilities services (such as building security, building maintenance, front desk reception, mail room service, servicing the copiers and fax machines, and providing basic office supplies to the licensed areas) ("**Services**"). Reference is also made to the Real Estate Arrangements (as defined in the Circular) pursuant to which, inter alia, a Master Real Estate License and other site-specific license and sublease agreements (the "**License Agreements**") were entered into that have allowed the Group to occupy certain space at over 200 IBM locations worldwide at agreed licence fees for a transitional period with Services provided to the Group at no additional charge during that period. Most of these licenses carry a one year term from the Initial Closing (as defined in the Circular), and would expire on or before April 30, 2006.

A letter agreement was entered into between IBM and the Company on March 30, 2006 to extend or renew, for 35 IBM locations, the corresponding License Agreements for a fixed term of 60 days or 90 days (as the case may be) at an aggregate license fee not exceeding US$ 3,630,633.00 (the "**Amendment to Real Estate Licenses**").

IBM is a substantial shareholder of the Company and thus a connected person of the Company. Therefore, the entering into of the Amendment to Real Estate Licenses by the Company with IBM constitutes a continuing connected transaction for the Company. As the applicable percentage ratios of the maximum amount of license fees payable under the Amendment to Real Estate Licenses is less than 2.5%, the Amendment to Real Estate Licenses is subject to announcement and reporting requirements and annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules, but is exempt from independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

INTRODUCTION

Reference is made to the Transition Services Agreement (as defined in the circular issued by the Company on December 31, 2004 in relation to the very substantial acquisition by the Company of the global desktop computer and notebook computer business of IBM and certain continuing connected transactions mentioned therein) in which IBM and its affiliates agreed to provide the Group the Transition Services (as defined in the Circular) including, amongst others, the Services. Reference is also made to the Real Estate Arrangements (as defined in the Circular) pursuant to which, inter alia, the Master Real Estate Licence and other site-specific license and sublease agreements (the "**License Agreements**") were entered into that have allowed the Group to occupy certain space at over 200 IBM locations worldwide at agreed licence fees for a transitional period with Services provided to the Group at no additional charge during that period. Most of these licenses carry a one year term from the Initial Closing (as defined in the Circular), and will expire on or before April 30, 2006.

REAL ESTATE LICENSE EXTENSION

The main terms of the letter agreement (the "**Amendment to Real Estate Licenses**") entered into between IBM and the Company for extending or renewing (as the case may be) the respective terms of the corresponding License Agreements of the 35 IBM locations worldwide are as follows:-

Date:	March 30, 2006
Parties:	IBM and the Company
Term:	A fixed term of 60 days or 90 days (as the case may be) commencing from May 1, 2006 (from April 1, 2006 for one location), subject to the right of the Company to terminate by giving at least 30 days' prior notice
Purpose:	Extension or renewal (as the case may be) of the respective terms of the licenses of, and the provision of the Services to, the 35 IBM locations under the corresponding License Agreements
License Fee:	The aggregate license fee payable for the 35 IBM locations shall not exceed US$ 3,630,633.00 (HK$28,318,937.40). Such license fee for each IBM location was mutually agreed between IBM and the Company after arms' length negotiation and fixed at the same rate (i.e. a flat fee per employee of the Group located at the relevant IBM location per year) as that in the corresponding Licence Agreement (save for one location where the license fee included an additional sum reflecting the estimated costs and expenses to IBM for the temporary relocation of its staff elsewhere pending the expiry or termination of the extended term of that IBM location. Therefore, the amount of license fees will be subject to adjustment if the relevant headcount in the IBM locations varies.

REASONS FOR THE EXTENSION

Since the Initial Closing, the Group has been occupying office space at over 200 IBM locations worldwide pending the Group's identification of suitable premises for the Group. The License Agreements in certain of these locations will expire on or before April 30, 2006. In some locations, new premises identified by the Group will only be available for occupation shortly after the expiration of the relevant license or sub-leases. To facilitate a smooth transition from the IBM locations to such new premises, the Company entered into the Amendment to Real Estate Licenses to extend or renew (as the case may be) the respective terms of the licenses of, and the provision of the Services to, the 35 IBM locations.

The Directors (including the independent non-executive Directors) consider that the Amendment to Real Estate Licenses is on normal commercial terms and is entered into in the ordinary and usual course of business of the Company. They are also of the view that the terms of the Amendment to Real Estate Licenses are fair and reasonable and in the interests of the Company and its shareholders as a whole.

CONTINUING CONNECTED TRANSACTION

IBM is a substantial shareholder of the Company and thus a connected person of the Company. Therefore, the entering into of the Amendment to Real Estate Licenses by the Company with IBM constitutes a continuing connected transaction for the Company.

As each of the applicable percentage ratios of the maximum amount of Licence Fee payable under the Amendment to Real Estate Licenses is less than 2.5%, the entering into of the Amendment to Real Estate Licenses is subject to reporting and announcement requirements under Rules 14A.45 to 14A.47 and the annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules, but is exempt from independent shareholders' approval requirements.

The Company must re-comply with Rules 14A.35(3) and (4) of the Listing Rules:

(a) if the cap on the Licence Fee is exceeded; or

(b) when the Amendment to Real Estate Licenses is renewed or there is a material change to the terms thereof.

INFORMATION ON THE GROUP

The principal activity of the Company is investment holding. The principal activities of the Group are the sales and manufacture of personal computers and related IT products, mobile devices, and the provision of advanced information services in the PRC, the Americas, Europe, The Middle East, Africa and Asia Pacific.

INFORMATION ON IBM

IBM is the largest supplier of "hardware", "software" and information technology services, and pioneered the development and implementation of "e-business" solutions. IBM is a leading provider of e-business solutions and is dedicated to helping companies, business partners and developers leverage the potential of the internet and network computing across a wide range of businesses and industries. The company offers a host of cross-industry and industry-specific solutions designed to meet the needs of companies of all sizes.

DEFINITIONS:

"affiliate"	with respect to any person, any other person who directly or indirectly or who through one or more intermediaries, controls or is controlled by or is under common control with the person specified
"Amendment to Real Estate Licenses"	The letter agreement entered into between IBM and the Company on March 30, 2006, details of which are set out in the section headed "Real Estate Licence Extension" in this announcement

"Circular"	the circular issued by the Company on December 31, 2004 in relation to the very substantial acquisition by the Company of the global desktop computer and notebook computer business of IBM and certain continuing connected transactions mentioned therein
"Company"	Lenovo Group Limited, a company incorporated on October 5, 1993 with limited liability under the laws of Hong Kong, the Shares of which are listed on the main board of the Stock Exchange
"connected person"	has the meaning set out in the Listing Rules
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IBM"	International Business Machines Corporation
"License Agreements"	The Master Real Estate License and other license and sublease agreements, signed prior to the Initial Closing and carrying terms not exceeding 12 months
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"Master Real Estate License"	The Master Real Estate License entered into between IBM and IBM Products United States Inc. (which subsequently became part of the Group) on April 29, 2005
"PRC"	People's Republic of China (for the purposes of this announcement, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan)
"Real Estate Arrangements"	has the meaning set out in the Circular
"Services"	the real estate facilities services (such as building security, building maintenance, front desk reception, mail room service, servicing the copiers and fax machines, and providing basic office supplies to the licensed areas) provided or to be provided by IBM and its affiliates to the Group under the Transition Services Agreement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transition Services Agreement"	Transition Services Agreement entered between the Company and IBM on December 7, 2004 and as defined in the Circular

This announcement contains translation between HK$ and US$ at HK$7.8 =US$1. The translation shall not be taken as representation that the HK$ amount could actually be converted into US$ at that rate, or at all.

By order of the Board
Yuanqing Yang
Chairman

San Francisco, April 21, 2006

As of the date of this announcement, the Executive Directors are Mr. Yuanqing Yang, Mr. William J. Amelio and Ms. Xuezheng Ma, the Non-executive Directors are Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Weijian Shan, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Weijian Shan); and the Independent Non-executive Directors are Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0992)

CONTINUING CONNECTED TRANSACTION

Reference is made to the Transition Services Agreement (as defined in the circular issued by the Company on December 31, 2004 in relation to the very substantial acquisition by the Company of the global desktop computer and notebook computer business of IBM and certain continuing connected transactions mentioned therein (the "**Circular**")) in which IBM and its affiliates agreed to provide the Group the Transition Services (as defined in the Circular) including, amongst others, real estate facilities services (such as building security, building maintenance, front desk reception, mail room service, servicing the copiers and fax machines, and providing basic office supplies to the licensed areas) ("**Services**"). Reference is also made to the Real Estate Arrangements (as defined in the Circular) pursuant to which, inter alia, a Master Real Estate License and other site-specific license and sublease agreements (the "**License Agreements**") were entered into that have allowed the Group to occupy certain space at over 200 IBM locations worldwide at agreed licence fees for a transitional period with Services provided to the Group at no additional charge during that period. Most of these licenses carry a one year term from the Initial Closing (as defined in the Circular), and would expire on or before April 30, 2006.

A letter agreement was entered into between IBM and the Company on March 30, 2006 to extend or renew, for 35 IBM locations, the corresponding License Agreements for a fixed term of 60 days or 90 days (as the case may be) at an aggregate license fee not exceeding US$ 3,630,633.00 (the "**Amendment to Real Estate Licenses**").

IBM is a substantial shareholder of the Company and thus a connected person of the Company. Therefore, the entering into of the Amendment to Real Estate Licenses by the Company with IBM constitutes a continuing connected transaction for the Company. As the applicable percentage ratios of the maximum amount of license fees payable under the Amendment to Real Estate Licenses is less than 2.5%, the Amendment to Real Estate Licenses is subject to announcement and reporting requirements and annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules, but is exempt from independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

INTRODUCTION

Reference is made to the Transition Services Agreement (as defined in the circular issued by the Company on December 31, 2004 in relation to the very substantial acquisition by the Company of the global desktop computer and notebook computer business of IBM and certain continuing connected transactions mentioned therein) in which IBM and its affiliates agreed to provide the Group the Transition Services (as defined in the Circular) including, amongst others, the Services. Reference is also made to the Real Estate Arrangements (as defined in the Circular) pursuant to which, inter alia, the Master Real Estate Licence and other site-specific license and sublease agreements (the "**License Agreements**") were entered into that have allowed the Group to occupy certain space at over 200 IBM locations worldwide at agreed licence fees for a transitional period with Services provided to the Group at no additional charge during that period. Most of these licenses carry a one year term from the Initial Closing (as defined in the Circular), and will expire on or before April 30, 2006.

REAL ESTATE LICENSE EXTENSION

The main terms of the letter agreement (the "**Amendment to Real Estate Licenses**") entered into between IBM and the Company for extending or renewing (as the case may be) the respective terms of the corresponding License Agreements of the 35 IBM locations worldwide are as follows:-

Date:	March 30, 2006
Parties:	IBM and the Company
Term:	A fixed term of 60 days or 90 days (as the case may be) commencing from May 1, 2006 (from April 1, 2006 for one location), subject to the right of the Company to terminate by giving at least 30 days' prior notice
Purpose:	Extension or renewal (as the case may be) of the respective terms of the licenses of, and the provision of the Services to, the 35 IBM locations under the corresponding License Agreements
License Fee:	The aggregate license fee payable for the 35 IBM locations shall not exceed US$ 3,630,633.00 (HK$28,318,937.40). Such license fee for each IBM location was mutually agreed between IBM and the Company after arms' length negotiation and fixed at the same rate (i.e. a flat fee per employee of the Group located at the relevant IBM location per year) as that in the corresponding Licence Agreement (save for one location where the license fee included an additional sum reflecting the estimated costs and expenses to IBM for the temporary relocation of its staff elsewhere pending the expiry or termination of the extended term of that IBM location. Therefore, the amount of license fees will be subject to adjustment if the relevant headcount in the IBM locations varies.

REASONS FOR THE EXTENSION

Since the Initial Closing, the Group has been occupying office space at over 200 IBM locations worldwide pending the Group's identification of suitable premises for the Group. The License Agreements in certain of these locations will expire on or before April 30, 2006. In some locations, new premises identified by the Group will only be available for occupation shortly after the expiration of the relevant license or sub-leases. To facilitate a smooth transition from the IBM locations to such new premises, the Company entered into the Amendment to Real Estate Licenses to extend or renew (as the case may be) the respective terms of the licenses of, and the provision of the Services to, the 35 IBM locations.

The Directors (including the independent non-executive Directors) consider that the Amendment to Real Estate Licenses is on normal commercial terms and is entered into in the ordinary and usual course of business of the Company. They are also of the view that the terms of the Amendment to Real Estate Licenses are fair and reasonable and in the interests of the Company and its shareholders as a whole.

CONTINUING CONNECTED TRANSACTION

IBM is a substantial shareholder of the Company and thus a connected person of the Company. Therefore, the entering into of the Amendment to Real Estate Licenses by the Company with IBM constitutes a continuing connected transaction for the Company.

As each of the applicable percentage ratios of the maximum amount of Licence Fee payable under the Amendment to Real Estate Licenses is less than 2.5%, the entering into of the Amendment to Real Estate Licenses is subject to reporting and announcement requirements under Rules 14A.45 to 14A.47 and the annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules, but is exempt from independent shareholders' approval requirements.

The Company must re-comply with Rules 14A.35(3) and (4) of the Listing Rules:

(a) if the cap on the Licence Fee is exceeded; or

(b) when the Amendment to Real Estate Licenses is renewed or there is a material change to the terms thereof.

INFORMATION ON THE GROUP

The principal activity of the Company is investment holding. The principal activities of the Group are the sales and manufacture of personal computers and related IT products, mobile devices, and the provision of advanced information services in the PRC, the Americas, Europe, The Middle East, Africa and Asia Pacific.

INFORMATION ON IBM

IBM is the largest supplier of "hardware", "software" and information technology services, and pioneered the development and implementation of "e-business" solutions. IBM is a leading provider of e-business solutions and is dedicated to helping companies, business partners and developers leverage the potential of the internet and network computing across a wide range of businesses and industries. The company offers a host of cross-industry and industry-specific solutions designed to meet the needs of companies of all sizes.

DEFINITIONS:

"affiliate"	with respect to any person, any other person who directly or indirectly or who through one or more intermediaries, controls or is controlled by or is under common control with the person specified
"Amendment to Real Estate Licenses"	The letter agreement entered into between IBM and the Company on March 30, 2006, details of which are set out in the section headed "Real Estate Licence Extension" in this announcement

"Circular"	the circular issued by the Company on December 31, 2004 in relation to the very substantial acquisition by the Company of the global desktop computer and notebook computer business of IBM and certain continuing connected transactions mentioned therein
"Company"	Lenovo Group Limited, a company incorporated on October 5, 1993 with limited liability under the laws of Hong Kong, the Shares of which are listed on the main board of the Stock Exchange
"connected person"	has the meaning set out in the Listing Rules
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IBM"	International Business Machines Corporation
"License Agreements"	The Master Real Estate License and other license and sublease agreements, signed prior to the Initial Closing and carrying terms not exceeding 12 months
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"Master Real Estate License"	The Master Real Estate License entered into between IBM and IBM Products United States Inc. (which subsequently became part of the Group) on April 29, 2005
"PRC"	People's Republic of China (for the purposes of this announcement, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan)
"Real Estate Arrangements"	has the meaning set out in the Circular
"Services"	the real estate facilities services (such as building security, building maintenance, front desk reception, mail room service, servicing the copiers and fax machines, and providing basic office supplies to the licensed areas) provided or to be provided by IBM and its affiliates to the Group under the Transition Services Agreement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transition Services Agreement"	Transition Services Agreement entered between the Company and IBM on December 7, 2004 and as defined in the Circular

This announcement contains translation between HK$ and US$ at HK$7.8 =US$1. The translation shall not be taken as representation that the HK$ amount could actually be converted into US$ at that rate, or at all.

By order of the Board
Yuanqing Yang
Chairman

San Francisco, April 21, 2006

As of the date of this announcement, the Executive Directors are Mr. Yuanqing Yang, Mr. William J. Amelio and Ms. Xuezheng Ma, the Non-executive Directors are Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Weijian Shan, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Weijian Shan); and the Independent Non-executive Directors are Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0992)

CONTINUING CONNECTED TRANSACTION

Reference is made to the Transition Services Agreement (as defined in the circular issued by the Company on December 31, 2004 in relation to the very substantial acquisition by the Company of the global desktop computer and notebook computer business of IBM and certain continuing connected transactions mentioned therein (the "**Circular**")) in which IBM and its affiliates agreed to provide the Group the Transition Services (as defined in the Circular) including, amongst others, real estate facilities services (such as building security, building maintenance, front desk reception, mail room service, servicing the copiers and fax machines, and providing basic office supplies to the licensed areas) ("**Services**"). Reference is also made to the Real Estate Arrangements (as defined in the Circular) pursuant to which, inter alia, a Master Real Estate License and other site-specific license and sublease agreements (the "**License Agreements**") were entered into that have allowed the Group to occupy certain space at over 200 IBM locations worldwide at agreed licence fees for a transitional period with Services provided to the Group at no additional charge during that period. Most of these licenses carry a one year term from the Initial Closing (as defined in the Circular), and would expire on or before April 30, 2006.

A letter agreement was entered into between IBM and the Company on March 30, 2006 to extend or renew, for 35 IBM locations, the corresponding License Agreements for a fixed term of 60 days or 90 days (as the case may be) at an aggregate license fee not exceeding US$ 3,630,633.00 (the "**Amendment to Real Estate Licenses**").

IBM is a substantial shareholder of the Company and thus a connected person of the Company. Therefore, the entering into of the Amendment to Real Estate Licenses by the Company with IBM constitutes a continuing connected transaction for the Company. As the applicable percentage ratios of the maximum amount of license fees payable under the Amendment to Real Estate Licenses is less than 2.5%, the Amendment to Real Estate Licenses is subject to announcement and reporting requirements and annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules, but is exempt from independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

INTRODUCTION

Reference is made to the Transition Services Agreement (as defined in the circular issued by the Company on December 31, 2004 in relation to the very substantial acquisition by the Company of the global desktop computer and notebook computer business of IBM and certain continuing connected transactions mentioned therein) in which IBM and its affiliates agreed to provide the Group the Transition Services (as defined in the Circular) including, amongst others, the Services. Reference is also made to the Real Estate Arrangements (as defined in the Circular) pursuant to which, inter alia, the Master Real Estate Licence and other site-specific license and sublease agreements (the "**License Agreements**") were entered into that have allowed the Group to occupy certain space at over 200 IBM locations worldwide at agreed licence fees for a transitional period with Services provided to the Group at no additional charge during that period. Most of these licenses carry a one year term from the Initial Closing (as defined in the Circular), and will expire on or before April 30, 2006.

REAL ESTATE LICENSE EXTENSION

The main terms of the letter agreement (the "**Amendment to Real Estate Licenses**") entered into between IBM and the Company for extending or renewing (as the case may be) the respective terms of the corresponding License Agreements of the 35 IBM locations worldwide are as follows:-

Date:	March 30, 2006
Parties:	IBM and the Company
Term:	A fixed term of 60 days or 90 days (as the case may be) commencing from May 1, 2006 (from April 1, 2006 for one location), subject to the right of the Company to terminate by giving at least 30 days' prior notice
Purpose:	Extension or renewal (as the case may be) of the respective terms of the licenses of, and the provision of the Services to, the 35 IBM locations under the corresponding License Agreements
License Fee:	The aggregate license fee payable for the 35 IBM locations shall not exceed US$ 3,630,633.00 (HK$28,318,937.40). Such license fee for each IBM location was mutually agreed between IBM and the Company after arms' length negotiation and fixed at the same rate (i.e. a flat fee per employee of the Group located at the relevant IBM location per year) as that in the corresponding Licence Agreement (save for one location where the license fee included an additional sum reflecting the estimated costs and expenses to IBM for the temporary relocation of its staff elsewhere pending the expiry or termination of the extended term of that IBM location. Therefore, the amount of license fees will be subject to adjustment if the relevant headcount in the IBM locations varies.

REASONS FOR THE EXTENSION

Since the Initial Closing, the Group has been occupying office space at over 200 IBM locations worldwide pending the Group's identification of suitable premises for the Group. The License Agreements in certain of these locations will expire on or before April 30, 2006. In some locations, new premises identified by the Group will only be available for occupation shortly after the expiration of the relevant license or sub-leases. To facilitate a smooth transition from the IBM locations to such new premises, the Company entered into the Amendment to Real Estate Licenses to extend or renew (as the case may be) the respective terms of the licenses of, and the provision of the Services to, the 35 IBM locations.

The Directors (including the independent non-executive Directors) consider that the Amendment to Real Estate Licenses is on normal commercial terms and is entered into in the ordinary and usual course of business of the Company. They are also of the view that the terms of the Amendment to Real Estate Licenses are fair and reasonable and in the interests of the Company and its shareholders as a whole.

CONTINUING CONNECTED TRANSACTION

IBM is a substantial shareholder of the Company and thus a connected person of the Company. Therefore, the entering into of the Amendment to Real Estate Licenses by the Company with IBM constitutes a continuing connected transaction for the Company.

As each of the applicable percentage ratios of the maximum amount of Licence Fee payable under the Amendment to Real Estate Licenses is less than 2.5%, the entering into of the Amendment to Real Estate Licenses is subject to reporting and announcement requirements under Rules 14A.45 to 14A.47 and the annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules, but is exempt from independent shareholders' approval requirements.

The Company must re-comply with Rules 14A.35(3) and (4) of the Listing Rules:

(a) if the cap on the Licence Fee is exceeded; or

(b) when the Amendment to Real Estate Licenses is renewed or there is a material change to the terms thereof.

INFORMATION ON THE GROUP

The principal activity of the Company is investment holding. The principal activities of the Group are the sales and manufacture of personal computers and related IT products, mobile devices, and the provision of advanced information services in the PRC, the Americas, Europe, The Middle East, Africa and Asia Pacific.

INFORMATION ON IBM

IBM is the largest supplier of "hardware", "software" and information technology services, and pioneered the development and implementation of "e-business" solutions. IBM is a leading provider of e-business solutions and is dedicated to helping companies, business partners and developers leverage the potential of the internet and network computing across a wide range of businesses and industries. The company offers a host of cross-industry and industry-specific solutions designed to meet the needs of companies of all sizes.

DEFINITIONS:

"affiliate"	with respect to any person, any other person who directly or indirectly or who through one or more intermediaries, controls or is controlled by or is under common control with the person specified
"Amendment to Real Estate Licenses"	The letter agreement entered into between IBM and the Company on March 30, 2006, details of which are set out in the section headed "Real Estate Licence Extension" in this announcement

"Circular"	the circular issued by the Company on December 31, 2004 in relation to the very substantial acquisition by the Company of the global desktop computer and notebook computer business of IBM and certain continuing connected transactions mentioned therein
"Company"	Lenovo Group Limited, a company incorporated on October 5, 1993 with limited liability under the laws of Hong Kong, the Shares of which are listed on the main board of the Stock Exchange
"connected person"	has the meaning set out in the Listing Rules
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IBM"	International Business Machines Corporation
"License Agreements"	The Master Real Estate License and other license and sublease agreements, signed prior to the Initial Closing and carrying terms not exceeding 12 months
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"Master Real Estate License"	The Master Real Estate License entered into between IBM and IBM Products United States Inc. (which subsequently became part of the Group) on April 29, 2005
"PRC"	People's Republic of China (for the purposes of this announcement, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan)
"Real Estate Arrangements"	has the meaning set out in the Circular
"Services"	the real estate facilities services (such as building security, building maintenance, front desk reception, mail room service, servicing the copiers and fax machines, and providing basic office supplies to the licensed areas) provided or to be provided by IBM and its affiliates to the Group under the Transition Services Agreement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transition Services Agreement"	Transition Services Agreement entered between the Company and IBM on December 7, 2004 and as defined in the Circular

This announcement contains translation between HK$ and US$ at HK$7.8 =US$1. The translation shall not be taken as representation that the HK$ amount could actually be converted into US$ at that rate, or at all.

By order of the Board
Yuanqing Yang
Chairman

San Francisco, April 21, 2006

As of the date of this announcement, the Executive Directors are Mr. Yuanqing Yang, Mr. William J. Amelio and Ms. Xuezheng Ma, the Non-executive Directors are Mr. Chuanzhi Liu, Mr. Linan Zhu, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Weijian Shan, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Weijian Shan); and the Independent Non-executive Directors are Mr. Wai Ming Wong, Professor Chia-Wei Woo, Mr. Lee Sen Ting and Mr. John W. Barter III.

"Please also refer to the published version of this announcement in the South China Morning Post"